Exhibit 99.1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2017 and 2016 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying financial statements of Chunghwa Telecom Co., Ltd. (the Company), which comprise the balance sheets as of December 31, 2017 and 2016, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2017. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The descriptions of the key audit matters of the financial statements for the year ended December 31, 2017 are as follows:

Revenue Recognition on Mobile Service

Key audit matter:

As disclosed in Note 39 to the financial statements, mobile service revenue is the Company’s one source of main revenues and is also an important indicator for the public to evaluate competitiveness and growth potential of telecommunications companies. The calculation of the Company’s mobile services revenue highly relies on an automated computer environment in which the systems are complex due to combinations of the various mobile service price plans and process large volumes of data. Consequently, whether mobile services revenue is appropriately recognized is considered as one of the key audit matters.

Corresponding audit procedures:

We tested the information systems relevant to the mobile services revenue and the mobile services revenue process from call records, rate calculations, and billing procedures to accounting information system so as to understand the Company’s revenue recognition process and perform procedures to test the design and operating effectiveness of the related internal controls.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected mobile service customers’ contracts; (2) performed live call testing and re-calculated the call records on the basis of corresponding price plans; (3) checked that the calculations of call records agreed with customers’ bills; and (4) checked that the amounts transferred from the mobile service system agreed with the accounting information system.

Revenue Recognition on Project Business

Key audit matter:

The project business mainly provides customers with combinations of one or more equipment and/or services. When the Company provides a project business, part of the obligations or service may likely be outsourced to third parties. Hence, the judgment on whether the Company is acting as a principal or an agent is required in order to determine if revenue should be reported gross as principal versus net as agent. Please refer to Notes 3 and 4 to the financial statements for the details. Due to highly customized nature of the project business, whether project revenue is recognized appropriately is considered as one of the key audit matters.

Corresponding audit procedures:

We understood and tested the Company’s design and operating effectiveness of the project revenue’s internal controls, including, but not limited to, the authorized personnel’s exercise of judgment on whether the Company is acting as a principal or an agent, and then recognize revenue gross or net accordingly.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected project contracts; (2) reviewed evaluation forms prepared by authorized personnel on whether the Company is acting as a principal or an agent; (3) re-calculated the project revenue and checked that they agreed with the accounting records; (4) obtained confirmations; and (5) checked the source documents and tested the amounts received.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision, and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the year ended December 31, 2017 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Mr. Hung Peng Lin and Mr. Ching Pin Shih.

/s/ Hung Peng Lin	/s/ Ching Pin Shih
Deloitte & Touche Taipei, Taiwan Republic of China March 13, 2018

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars)

	2017		2016
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$19,744,416	5	$24,871,430	6
Held-to-maturity financial assets (Notes 3 and 8)	—	—	2,139,892	—
Trade notes and accounts receivable, net (Notes 3, 4 and 9)	29,627,307	7	29,029,997	7
Receivables from related parties (Note 35)	1,006,442	—	756,113	—
Inventories (Notes 3, 4 and 10)	3,834,008	1	2,387,212	1
Prepayments (Notes 11 and 35)	1,771,460	—	1,881,449	—
Other current monetary assets (Notes 12 and 25)	2,671,540	1	2,688,909	1
Other current assets (Note 19)	2,107,270	—	2,018,394	—

Total current assets	60,762,443	14	65,773,396	15

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 13)	3,071,198	1	2,451,686	1
Financial assets carried at cost (Notes 3 and 14)	2,411,738	1	2,123,780	—
Investments accounted for using equity method (Notes 3 and 15)	14,771,770	3	13,404,532	3
Property, plant and equipment (Notes 3, 4, 16 and 35)	281,413,852	64	283,912,327	67
Investment properties (Notes 3, 4 and 17)	7,973,018	2	8,039,758	2
Intangible assets (Notes 3, 4 and 18)	54,283,253	13	46,726,067	11
Deferred income tax assets (Notes 3 and 29)	2,279,124	1	1,862,862	—
Net defined benefit assets (Notes 3, 4 and 25)	—	—	907,073	—
Prepayments (Notes 11 and 35)	1,870,604	—	2,038,724	—
Other noncurrent assets (Note 19)	5,093,183	1	4,704,975	1

Total noncurrent assets	373,167,740	86	366,171,784	85

TOTAL	$433,930,183	100	$431,945,180	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	$94	—	$1,356	—
Hedging derivative financial liabilities (Notes 3 and 20)	850	—	586	—
Trade notes and accounts payable (Note 21)	15,645,102	4	14,721,192	3
Payables to related parties (Note 35)	4,223,065	1	4,730,395	1
Current tax liabilities (Notes 3 and 29)	4,438,738	1	2,180,615	1
Other payables (Note 22)	22,024,733	5	23,426,341	6
Provisions (Notes 3 and 23)	115,305	—	55,390	—
Advance receipts (Note 24)	8,390,325	2	8,889,760	2
Other current liabilities	1,091,593	—	1,342,358	—

Total current liabilities	55,929,805	13	55,347,993	13

NONCURRENT LIABILITIES
Deferred income tax liabilities (Notes 3 and 29)	1,388,350	—	1,417,653	—
Provisions (Notes 3 and 23)	78,513	—	65,942	—
Customers’ deposits (Note 35)	4,582,587	1	4,521,074	1
Net defined benefit liabilities (Notes 3, 4 and 25)	2,599,396	1	1,441,732	—
Deferred revenue (Note 3)	3,611,623	1	3,545,281	1
Other noncurrent liabilities (Note 35)	857,924	—	901,757	—

Total noncurrent liabilities	13,118,393	3	11,893,439	2

Total liabilities	69,048,198	16	67,241,432	15

EQUITY (Note 26)
Common stocks	77,574,465	18	77,574,465	18

Additional paid-in capital	169,466,883	39	168,542,486	39

Retained earnings
Legal reserve	77,574,465	18	77,574,465	18
Special reserve	2,680,823	—	2,675,419	—
Unappropriated earnings	37,202,683	9	38,342,317	10

Total retained earnings	117,457,971	27	118,592,201	28

Other adjustments	382,666	—	(5,404)	—

Total equity	364,881,985	84	364,703,748	85

TOTAL	$433,930,183	100	$431,945,180	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%
REVENUES (Notes 27, 35 and 39)	$196,985,774	100	$201,636,805	100
OPERATING COSTS (Notes 10, 25, 28, 35 and 39)	121,512,142	62	123,975,098	61

GROSS PROFIT	75,473,632	38	77,661,707	39

OPERATING EXPENSES (Notes 25, 28, 35 and 39)
Marketing	24,328,558	12	24,489,697	12
General and administrative	3,522,518	2	3,477,387	2
Research and development	3,386,000	2	3,441,181	2

Total operating expenses	31,237,076	16	31,408,265	16

OTHER INCOME AND EXPENSES (Notes 16, 17 and 28)	(90,819)	—	(470,896)	—

INCOME FROM OPERATIONS	44,145,737	22	45,782,546	23

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 39)	153,205	—	155,213	—
Other income (Notes 28 and 35)	662,050	—	888,754	—
Other gains and losses (Notes 28 and 35)	(73,924)	—	(437,508)	—
Interest expenses (Note 39)	(5)	—	—	—
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method (Notes 15 and 39)	1,417,413	2	1,381,354	1

Total non-operating income and expenses	2,158,739	2	1,987,813	1

INCOME BEFORE INCOME TAX	46,304,476	24	47,770,359	24
INCOME TAX EXPENSE (Notes 3 and 29)	7,430,571	4	7,703,349	4

NET INCOME	38,873,905	20	40,067,010	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	(2,011,048)	(1)	(2,016,383)	(1)
Share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures (Note 15)	(2,440)	—	(51,194)	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 29)	$341,878	—	$342,785	—

	(1,671,610)	(1)	(1,724,792)	(1)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(208,928)	—	(112,470)	—
Unrealized gain or loss on available-for-sale financial assets (Note 26)	619,512	—	(134,447)	—
Cash flow hedges (Notes 20 and 28)	(263)	—	(1,085)	—
Share of exchange differences arising from the translation of the foreign operations of subsidiaries, associates and joint ventures (Note 15)	(11,733)	—	(18,719)	—
Share of unrealized loss on available-for-sale financial assets of subsidiaries, associates and joint ventures (Notes 15 and 26)	(10,518)		(7,402)	—

	388,070	—	(274,123)	—

Total other comprehensive loss, net of income tax	(1,283,540)	(1)	(1,998,915)	(1)

TOTAL COMPREHENSIVE INCOME	$37,590,365	19	$38,068,095	19

EARNINGS PER SHARE (Note 30)
Basic	$5.01		$5.16

Diluted	$5.00		$5.16

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars)

						Other Adjustments (Notes 20 and 26)
		Additional	Retained Earnings (Note 26)			Exchange Differences Arising from the Translation of the	Unrealized Gain or Loss on
	Common Stocks (Note 26)	Paid-in Capital (Note 26)	Legal Reserve	Special Reserve	Unappropriated Earnings	Foreign Operations	Available-for-sale Financial Assets	Cash Flow Hedges	Total Equity
BALANCE, JANUARY 1, 2016	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928
Appropriation of 2015 earnings Cash dividends	—	—	—	—	(42,551,146)	—	—	—	(42,551,146)
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	446,871	—	—	—	—	—	—	446,871
Net income for the year ended December 31, 2016	—	—	—	—	40,067,010	—	—	—	40,067,010
Other comprehensive loss for the year ended December 31, 2016	—	—	—	—	(1,724,792)	(131,189)	(141,849)	(1,085)	(1,998,915)

Total comprehensive income for the year ended December 31, 2016	—	—	—	—	38,342,218	(131,189)	(141,849)	(1,085)	38,068,095

BALANCE, DECEMBER 31, 2016	77,574,465	168,542,486	77,574,465	2,675,419	38,342,317	46,068	(50,885)	(587)	364,703,748
Appropriation of 2016 earnings
Special Reserve	—	—	—	5,404	(5,404)	—	—	—	—
Cash dividends	—	—	—	—	(38,336,525)	—	—	—	(38,336,525)
Unclaimed dividend	—	3,023	—	—	—	—	—	—	3,023
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	844,981	—	—	—	—	—	—	844,981
Partial disposal of interests in subsidiaries	—	76,393	—	—	—	—	—	—	76,393
Net income for the year ended December 31, 2017	—	—	—	—	38,873,905	—	—	—	38,873,905
Other comprehensive loss for the year ended December 31, 2017	—	—	—	—	(1,671,610)	(220,661)	608,994	(263)	(1,283,540)

Total comprehensive income for the year ended December 31, 2017	—	—	—	—	37,202,295	(220,661)	608,994	(263)	37,590,365

BALANCE, DECEMBER 31, 2017	$77,574,465	$169,466,883	$77,574,465	$2,680,823	$37,202,683	$(174,593)	$558,109	$(850)	$364,881,985

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$46,304,476	$47,770,359
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	27,587,424	28,572,318
Amortization	3,693,706	3,299,380
Provision for doubtful accounts	637,799	940,341
Interest expenses	5	—
Interest income	(153,205)	(155,213)
Dividend income	(322,158)	(378,818)
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	(1,417,413)	(1,381,354)
Loss on disposal of property, plant and equipment	101,798	23,015
Property, plant and equipment transferred to expenses	2,565	—
Loss on disposal of financial instruments	—	136
Loss on disposal of investments accounted for using equity method	223	409
Impairment loss on available-for-sale financial assets	—	577,333
Provision for inventory and obsolescence	45,285	172,328
Impairment loss on property, plant and equipment	—	595,408
Reversal of impairment loss on investment properties	(10,979)	(147,527)
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(1,262)	1,370
Loss (gain) on foreign exchange, net	72,078	(55,560)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(864,894)	(4,812,266)
Receivables from related parties	(250,329)	94,812
Inventories	(1,492,081)	1,156,396
Other current monetary assets	(44,583)	(204,429)
Prepayments	278,109	143,513
Other current assets	(88,876)	148,945
Increase (decrease) in:
Trade notes and accounts payable	924,625	2,295,451
Payables to related parties	(507,330)	644,761
Other payables	(1,045,896)	(172,122)
Provisions	72,486	42,602
Advance receipts	(556,178)	405,147
Other current liabilities	(78,148)	8,563
Deferred revenue	66,342	(45,404)
Net defined benefit plans	53,689	(8,508,169)

Cash generated from operations	73,007,278	71,031,725
Interest expenses paid	(5)	—
Income tax paid	(5,276,135)	(8,645,268)

Net cash provided by operating activities	67,731,138	62,386,457

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars)

	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$—	$(30,000)
Proceeds from disposal of available-for-sale financial assets	—	29,784
Acquisition of negotiable certificate of deposits with maturities of more than three months	(4,200,000)	(1,603,297)
Proceeds from disposal of negotiable certificate of deposits with maturities of more than three months	4,200,000	1,650,000
Proceeds from disposal of held-to-maturity financial assets	2,140,000	1,875,000
Acquisition of financial assets carried at cost	(300,000)	(22,980)
Proceeds from disposal of financial assets carried at cost	—	80
Capital reduction of financial assets carried at cost	12,042	34,847
Acquisition of investments accounted for using equity method	(340,000)	(89,641)
Proceeds from disposal of investments accounted for using equity method	—	182,108
Acquisition of property, plant and equipment	(25,709,388)	(22,546,940)
Acquisition of investment properties	—	(52)
Proceeds from disposal of property, plant and equipment	157,740	39,386
Acquisition of intangible assets	(11,250,892)	(227,018)
Decrease (increase) in other noncurrent assets	(713,078)	107,246
Interest received	178,928	167,750
Cash dividends received from others	322,158	378,818
Cash dividends received from subsidiaries and associates accounted for using equity method	975,440	1,213,236

Net cash used in investing activities	(34,527,050)	(18,841,673)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(111,104)	(299,878)
Increase (decrease) in other noncurrent liabilities	12,910	(5,866)
Cash dividends paid	(38,336,525)	(42,551,146)
Partial disposal of interests in subsidiaries without losing control	100,594	—
Unclaimed dividend	3,023	—

Net cash used in financing activities	(38,331,102)	(42,856,890)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,127,014)	687,894
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	24,871,430	24,183,536

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$19,744,416	$24,871,430

The accompanying notes are an integral part of the financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, the Company is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 13, 2018.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Regulations”).

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values and net defined benefit liabilities which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries, associates and joint ventures in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which is derecognized.

Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is held for trading.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade notes and accounts receivable, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims and trade-in right are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims and trade-in right are recognized as operating cost and the reduction of revenue, respectively, in the period in which the goods are sold.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Services revenue is recognized when service provided. Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the stockholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Revenue recognition

The Company’s project agreements are mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

b.	Impairment of trade notes and accounts receivable

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from discounting short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are lower than expected, a material impairment loss may arise.

c.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

d.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

e.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

f.	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed and issued into effect by the FSC does not have material impacts on the Company’s financial statements.

b.	The Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs endorsed by FSC effective from January 1, 2018

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

(Concluded)

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s financial statements:

IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

1) Identify the contract with the customer;

2) Identify the performance obligations in the contract;

3) Determine the transaction price;

4) Allocate the transaction price to the performance obligations in the contracts; and

5) Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15 and its related amendments, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognized, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue is reduced when revenue is recognized for the contract under IAS 18.

Under IFRS 15, the Company will recognize a trade-in liability (other liability) and a right to recover a product (other asset) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories are recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that are not complete on January 1, 2018 and recognize the cumulative effect of the change in the retained earnings on January 1, 2018. In addition, the Company will disclose the difference between the amounts that result from applying IFRS 15 and the amounts that result from applying current standards for 2018.

The anticipated significant impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is showed as follows (The following table only disclosed the summary of differences arising from recognitions and measurements. The differences arising from presentations are not included.):

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application of IFRS 15	Adjusted Carrying Amount as of January 1, 2018
Contract assets—current	$—	$2,313,374	$2,313,374

Contract assets—noncurrent	$—	1,306,626	$1,306,626

Incremental costs to obtain a contract	$—	12,002,825	$12,002,825

Investments accounted for using equity method	$14,771,770	(2,483,547)	$12,288,223

Total effect on assets		$13,139,278

Contract liability—current	$—	$29,930	$29,930

Contract liability—noncurrent	$—	11,164	$11,164

Current tax liabilities	$4,438,738	2,226,691	$6,665,429

Total effect on liabilities		$2,267,785

Total effect on equity (Unappropriated earnings)	$37,202,683	$10,871,493	$48,074,176

IFRS 9 “Financial Instruments” and related amendments

With regard to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value.

Non-debt financial instruments held by the Company are measured at fair values. Changes in fair values are recognized in profit or loss. However, the Company may make an irrevocable election to designate equity investments that are not held for trading as financial assets at fair value through other comprehensive income with only dividend income recognized in profit or loss and subsequent changes in the fair value of an equity investment recognized in other comprehensive income. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The Company analyzed the facts and circumstances of its financial assets that exist at December 31, 2017 and performed the assessment of the impact of IFRS 9 on the classification and measurement of financial assets.

Under IFRS 9, investment of listed stocks classified as available-for-sale will be designated as financial asset at fair value through other comprehensive income. In addition, investments in unlisted shares measured at cost will be measured at fair value, and designated as financial assets at fair value through other comprehensive income at initial recognition.

IFRS 9 introduces a new expected loss impairment model to measure the impairment of financial assets and recognize loss allowance for the related expected credit losses. If the credit risk on a financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument should be measured at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the loss allowance for that financial instrument should be measured at an amount equal to the lifetime expected credit losses. A simplified approach is used for trade accounts receivables and contract assets and the loss allowance for these financial instruments could be measured at an amount equal to lifetime expected credit losses. As a result of retrospective application of expected loss impairment model, there was no material impact on the Company’s financial statements.

The Company elected not to restate prior reporting periods when applying the requirements for the financial assets under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application and will provide the disclosures related to the classification and the adjustment information upon the application of IFRS 9.

The anticipated significant impact on assets, liabilities and equity of retrospective application of the IFRS 9 on January 1, 2018 is set out below:

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application- of IFRS 9	Adjusted Carrying Amount as of January 1, 2018
Impact on assets, liabilities and equity
Financial assets at fair value through other comprehensive income—current	$—	$7,338,906	$7,338,906

(Continued)

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application- of IFRS 9	Adjusted Carrying Amount as of January 1, 2018
Available-for-sale financial assets—non current	$3,071,198	$(3,071,198)	$—

Financial assets carried at cost—non current	$2,411,738	(2,411,738)	$—

Investments accounted for using equity method	$14,771,770	(8,985)	$14,762,785

Total effect on assets		$1,846,985

Unappropriated earnings	$37,202,683	$1,521,674	$38,724,357

Unrealized gain (loss) on available-for-sale financial assets	$558,109	(558,109)	$—

Unrealized gain (loss) on financial assets at fair value through other comprehensive income	$—	883,420	$883,420

Total effect on equity		$1,846,985

			(Concluded)

c.	The IFRSs issued by the International Accounting Standards Board (IASB) but not yet endorsed and issued into effect by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019 (Note 2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 16	Leases	January 1, 2019 (Note 3)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 4)

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The FSC permits that companies may elect to early adopt the amendments from 2018.

Note 3:	On December 19, 2017, the FSC announced that IFRS 16 will take effect starting from January 1, 2019.

Note 4:	Companies shall apply the amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s financial statements:

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the financial statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6. CASH AND CASH EQUIVALENTS

	December 31
	2017	2016
Cash
Cash on hand	$191,528	$192,590
Bank deposits	2,462,609	3,485,707

	2,654,137	3,678,297

Cash equivalents (investments with maturities of less than three months)
Commercial paper	9,140,279	10,390,843
Time deposits	—	2,290
Negotiable certificate of deposit	7,950,000	10,800,000

	17,090,279	21,193,133

	$19,744,416	$24,871,430

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificate of deposit were as follows:

	December 31
	2017	2016
Bank deposits	0.00%-0.28%	0.00%-0.42%
Commercial paper	0.35%-0.38%	0.33%-0.38%
Time deposits	—	0.62%
Negotiable certificate of deposit	0.40%-0.50%	0.35%-0.50%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2017	2016
Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$94	$1,356

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2017

Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR1,942/NT$69,061

December 31, 2016

Forward exchange contracts—buy	EUR/NT$	2017.03	EUR4,857/NT$166,940

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	HELD-TO-MATURITY FINANCIAL ASSETS—CURRENT

	December 31
	2017	2016
Corporate bonds	$—	$1,989,892
Bank debentures	—	150,000

	$—	$2,139,892

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2017	2016
Corporate bonds
Par value	$—	$1,990,000

Nominal interest rate	—	1.18%-1.35%
Effective interest rate	—	1.20%-1.35%
Average remaining maturity life	—	0.34 year

Bank debentures
Par value	$—	$150,000

Nominal interest rate	—	1.25%
Effective interest rate	—	1.25%
Average remaining maturity life	—	0.41 year

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2017	2016
Trade notes and accounts receivable	$31,691,444	$30,752,328
Less: Allowance for doubtful accounts	(2,064,137)	(1,722,331)

	$29,627,307	$29,029,997

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31
	2017	2016
Non-overdue	$28,179,768	$28,036,385
Less than 30 days	949,839	790,388
31-60 days	444,028	290,103
61-90 days	258,658	273,504
91-120 days	182,428	123,119
121-180 days	119,911	99,645
More than 181 days	1,556,812	1,139,184

	$31,691,444	$30,752,328

The above aging analysis was based on days overdue.

The Company did not have the receivables that were past due but not impaired as of December 31, 2017 and 2016.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2016	$324,518	$957,051	$1,281,569
Add: Provision for doubtful accounts	715,255	226,815	942,070
Deduct: Amounts written off	(273,595)	(227,713)	(501,308)

Balance on December 31, 2016	766,178	956,153	1,722,331
Add: Provision for doubtful accounts	521,747	50,662	572,409
Deduct: Amounts written off	(13,541)	(217,062)	(230,603)

Balance on December 31, 2017	$1,274,384	$789,753	$2,064,137

10.	INVENTORIES

	December 31
	2017	2016
Merchandise	$2,346,618	$1,405,959
Project in process	1,487,390	981,253

	$3,834,008	$2,387,212

The operating costs related to inventories were $25,679,204 thousand (including the valuation loss on inventories of $45,285 thousand) and $24,578,032 thousand (including the valuation loss on inventories of $172,328 thousand) for the years ended December 31, 2017 and 2016, respectively.

11.	PREPAYMENTS

	December 31
	2017	2016
Prepaid rents	$2,623,401	$2,874,408
Others	1,018,663	1,045,765

	$3,642,064	$3,920,173

Current
Prepaid rents	$752,797	$835,684
Others	1,018,663	1,045,765

	$1,771,460	$1,881,449

Noncurrent
Prepaid rents	$1,870,604	$2,038,724

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2017	2016
Negotiable certificates of deposit with maturities of more than three months	$1,600,000	$1,603,297
Others	1,071,540	1,085,612

	$2,671,540	$2,688,909

The annual yield rates of negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2017	2016
Negotiable certificates of deposit with maturities of more than three months	0.63%	0.62% - 1.07%

13.	AVAILABLE-FOR-SALE FINANCIAL ASSETS—NONCURRENT

	December 31
	2017	2016
Equity securities
Domestic listed stocks	$3,071,198	$2,451,686

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the year ended December 31, 2017. The Company evaluated and concluded its available-for-sale financial assets were impaired and recorded an impairment loss of $577,333 thousand for the year ended December 31, 2016.

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2017	2016
Non-listed stocks
Domestic	$2,142,383	$1,854,425
Foreign	269,355	269,355

	$2,411,738	$2,123,780

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 34). Since the fair values of such non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company invested $300,000 thousands to invest Taiwania Capital Buffalo Fund Co., Ltd. in December 2017 and owns 12.9% equity shares of Taiwania Capital Buffalo Fund Co., Ltd. Taiwania Capital Buffalo Fund Co., Ltd. engaged mainly in investment business.

There was no disposal of financial assets carried at cost in 2017. The Company disposed partial financial assets carried at cost which was fully impaired and recognized a disposal gain of $80 thousand for the year ended December 31, 2016.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the years ended December 31, 2017 and 2016.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2017	2016
Investments in subsidiaries	$13,628,711	$12,177,040
Investments in associates	1,143,059	1,224,816
Investments in joint ventures	—	2,676

	$14,771,770	$13,404,532

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2017	2016
Listed
Senao International Co., Ltd. (“SENAO”)	$1,678,240	$1,712,144
Non-listed

Light Era Development Co., Ltd. (“LED”)	3,855,359	3,850,574
Chunghwa Investment Co., Ltd. (“CHI”)	2,316,100	1,356,270
Donghwa Telecom Co., Ltd. (“DHT”)	1,527,333	1,622,895
CHIEF Telecom Inc. (“CHIEF”)	858,313	803,698
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	848,442	730,890
Chunghwa System Integration Co., Ltd. (“CHSI”)	715,610	699,899
Honghwa International Co., Ltd. (“HHI”)	459,096	409,716
CHT Security Co., Ltd. (“CHTSC”)	240,007	—
Chunghwa Telecom Global, Inc. (“CHTG”)	218,982	182,324
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	212,251	223,301
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	194,808	188,358
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	106,676	133,735
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	98,007	65,036
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	93,998	—
Spring House Entertainment Tech. Inc. (“SHE”)	93,907	92,038
Smartfun Digital Co., Ltd. (“SFD”)	73,049	70,307
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	48,730	42,638
Chunghwa Sochamp Technology Inc. (“CHST”)	(10,197)	(6,783)
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	—

	$13,628,711	$12,177,040

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2017	2016
Senao International Co., Ltd. (“SENAO”)	29	29
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
CHIEF Telecom Inc. (“CHIEF”)	67	69
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
Honghwa International Co., Ltd. (“HHI”)	100	100
CHT Security Co., Ltd. (“CHTSC”)	80	—
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	75	75
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	—
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100

The Company owns approximately 29% equity shares of SENAO and had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and the Company continues to hold four out of nine seats of the Board of Directors. As the Company remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements.

The Company disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 67%.

The Company invested 80% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.

Chunghwa International Yellow Pages Co., Ltd. changed its name to CHYP Multimedia Marketing & Communications Co., Ltd. starting from September 4, 2017.

The Company invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.

The Company invested 75% equity shares of Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”) in July 2016.

New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 38.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2017	2016
Non-listed
International Integrated System, Inc. (“IISI”)	$296,333	$312,528
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	256,323	274,814
Skysoft Co., Ltd. (“SKYSOFT”)	139,741	145,727
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	136,885	153,104
KingwayTek Technology Co., Ltd. (“KWT”)	128,269	122,221
So-net Entertainment Taiwan Limited (“So-net”)	104,171	111,390
Taiwan International Ports Logistics Corporation (“TIPL”)	49,631	56,450
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	17,218	14,714
Alliance Digital Tech Co., Ltd. (“ADT”)	14,488	33,868

	$1,143,059	$1,224,816

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2017	2016
International Integrated System, Inc. (“IISI”)	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	15	18
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14

None of the above associates is considered individually material to the Company. Summarized information of associates that are not individually material was as follows:

	Year Ended December 31
	2017	2016
The Company’s share of profit	$143,197	$241,908
The Company’s share of other comprehensive loss	(1,028)	(44,679)

The Company’s share of total comprehensive income	$142,169	$197,229

The Company did not participate in the capital increase of DZIM in April 2017 and the ownership interest of DZIM decreased from 18% to 15%. DZIM engages mainly in information technology service and general advertisement service.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit (loss) and other comprehensive income (loss) of the associates was recognized based on the audited financial statements.

c.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2017	2016	2017	2016
Non-listed
Chunghwa Benefit One Co., Ltd (“CBO”)	$—	$2,676	—	50
Huada Digital Corporation (“HDD”)	—	—	—	50

	$—	$2,676

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017 and recognized the disposal loss of $223 thousand.

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. The Company received the proceeds from the liquidation in September 2016 and recognized the disposal loss of $409 thousand. HDD completed its liquidation in March 2017.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that are not material to the Company was as follows:

	Year Ended December 31
	2017	2016
The Company’s share of loss	$(779)	$(41,973)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(779)	$(41,973)

The Company’s share of losses of the joint ventures was recognized based on the audited financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Cost
Balance on January 1, 2016	$100,543,441	$1,575,270	$65,474,197	$14,555,138	$702,020,826	$3,810,473	$7,477,081	$20,374,316	$915,830,742
Additions	—	—	1	722	3,747	—	—	23,129,970	23,134,440
Disposal	(1,645)	(6,290)	(2,440)	(1,495,554)	(11,513,397)	(52,229)	(544,273)	—	(13,615,828)
Other	335,426	11,913	(56,286)	792,061	21,649,618	103,697	563,086	(23,517,669)	(118,154)

Balance on December 31, 2016	$100,877,222	$1,580,893	$65,415,472	$13,852,367	$712,160,794	$3,861,941	$7,495,894	$19,986,617	$925,231,200

Accumulated depreciation and impairment
Balance on January 1, 2016	$—	$(1,203,409)	$(23,867,981)	$(11,329,256)	$(580,680,022)	$(2,746,004)	$(5,931,508)	$—	$(625,758,180)
Depreciation expenses	—	(51,280)	(1,199,400)	(1,313,439)	(24,999,527)	(528,482)	(461,071)	—	(28,553,199)
Disposal	—	6,246	1,823	1,482,722	11,499,306	52,168	511,162	—	13,553,427
Impairment loss	—	—	—	—	(595,408)	—	—	—	(595,408)
Other	—	(171)	63,886	(50,215)	56,240	(11,409)	(23,844)	—	34,487

Balance on December 31, 2016	$—	$(1,248,614)	$(25,001,672)	$(11,210,188)	$(594,719,411)	$(3,233,727)	$(5,905,261)	$—	$(641,318,873)

Balance on January 1, 2016, net	$100,543,441	$371,861	$41,606,216	$3,225,882	$121,340,804	$1,064,469	$1,545,573	$20,374,316	$290,072,562

Balance on December 31, 2016, net	$100,877,222	$332,279	$40,413,800	$2,642,179	$117,441,383	$628,214	$1,590,633	$19,986,617	$283,912,327

Cost
Balance on January 1, 2017	$100,877,222	$1,580,893	$65,415,472	$13,852,367	$712,160,794	$3,861,941	$7,495,894	$19,986,617	$925,231,200
Additions	—	—	—	4	9,124	60	—	25,264,145	25,273,333
Disposal	(157,928)	(4,701)	(108,349)	(938,945)	(13,646,913)	(61,470)	(326,606)	—	(15,244,912)
Other	365,049	18,707	5,024,273	759,539	20,034,386	29,012	670,318	(26,973,633)	(72,349)

Balance on December 31, 2017	$101,084,343	$1,594,899	$70,331,396	$13,672,965	$718,557,391	$3,829,543	$7,839,606	$18,277,129	$935,187,272

Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248,614)	$(25,001,672)	$(11,210,188)	$(594,719,411)	$(3,233,727)	$(5,905,261)	$—	$(641,318,873)
Depreciation expenses	—	(49,673)	(1,328,809)	(1,164,331)	(24,216,471)	(328,998)	(478,311)	—	(27,566,593)
Disposal	—	4,688	47,462	932,416	13,620,399	61,443	318,966	—	14,985,374
Other	—	1,072	147,222	25,508	78,266	(8,916)	(116,480)	—	126,672

Balance on December 31, 2017	$—	$(1,292,527)	$(26,135,797)	$(11,416,595)	$(605,237,217)	$(3,510,198)	$(6,181,086)	$—	$(653,773,420)

Balance on January 1, 2017, net	$100,877,222	$332,279	$40,413,800	$2,642,179	$117,441,383	$628,214	$1,590,633	$19,986,617	$283,912,327

Balance on December 31, 2017, net	$101,084,343	$302,372	$44,195,599	$2,256,370	$113,320,174	$319,345	$1,658,520	$18,277,129	$281,413,852

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss in 2017. The Company determined that some telecommunications equipment was impaired in 2016 due to the expiration of 2G license in June 2017 which will lead to the termination of the related service. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was lower than the carrying value, and recognized impairment losses of $595,408 thousand for the year ended December 31, 2016. The impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years
Computer equipment	5-6 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2016	$8,983,216
Additions	52
Reclassification	136,608

Balance on December 31, 2016	$9,119,876

Accumulated depreciation and impairment
Balance on January 1, 2016	$(1,155,586)
Depreciation expense	(19,119)
Reclassification	(52,940)
Reversal of impairment loss	147,527

Balance on December 31, 2016	$(1,080,118)

Balance on January 1, 2016, net	$7,827,630

Balance on December 31, 2016, net	$8,039,758

Cost
Balance on January 1, 2017	$9,119,876
Reclassification	(59,834)

Balance on December 31, 2017	$9,060,042

(Continued)

Investment Properties
Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080,118)
Depreciation expense	(20,831)
Reclassification	2,946
Reversal of impairment loss	10,979

Balance on December 31, 2017	$(1,087,024)

Balance on January 1, 2017, net	$8,039,758

Balance on December 31, 2017, net	$7,973,018

(Concluded)

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $10,979 thousand and $147,527 thousand for the years ended December 31, 2017 and 2016, respectively, and the amounts were recognized only to the extent of the impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2017 and 2016 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2017	2016
Fair value	$17,490,094	$17,543,310

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%
Profit margin ratio	12%-20%	10%-20%
Discount rate	—	1.04%
Capitalization rate	0.47%-1.69%	0.43%-1.70%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2016	$59,209,000	$2,985,043	$5,970	$62,200,013
Additions—acquired separately	—	225,442	1,576	227,018
Disposal	—	(114,869)	(79)	(114,948)

Balance on December 31, 2016	$59,209,000	$3,095,616	$7,467	$62,312,083

Accumulated amortization and impairment
Balance on January 1, 2016	$(10,607,800)	$(1,791,142)	$(2,642)	$(12,401,584)
Amortization expenses	(2,804,912)	(493,629)	(839)	(3,299,380)
Disposal	—	114,869	79	114,948

Balance on December 31, 2016	$(13,412,712)	$(2,169,902)	$(3,402)	$(15,586,016)

Balance on January 1, 2016, net	$48,601,200	$1,193,901	$3,328	$49,798,429

Balance on December 31, 2016, net	$45,796,288	$925,714	$4,065	$46,726,067

Cost
Balance on January 1, 2017	$59,209,000	$3,095,616	$7,467	$62,312,083
Additions—acquired separately	10,935,000	314,110	1,782	11,250,892
Disposal	—	(445,964)	(18)	(445,982)

Balance on December 31, 2017	$70,144,000	$2,963,762	$9,231	$73,116,993

Accumulated amortization and impairment
Balance on January 1, 2017	$(13,412,712)	$(2,169,902)	$(3,402)	$(15,586,016)
Amortization expenses	(3,261,853)	(430,827)	(1,026)	(3,693,706)
Disposal	—	445,964	18	445,982

Balance on December 31, 2017	$(16,674,565)	$(2,154,765)	$(4,410)	$(18,833,740)

Balance on January 1, 2017, net	$45,796,288	$925,714	$4,065	$46,726,067

Balance on December 31, 2017, net	$53,469,435	$808,997	$4,821	$54,283,253

For long-term business development, the Company submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums. The Company paid the 4G concession fee amounting to $10,935,000 thousand in November 2017.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 11 years.

19.	OTHER ASSETS

	December 31
	2017	2016
Spare parts	$2,059,905	$1,775,739
Refundable deposits	1,551,953	1,915,068
Other financial assets	1,000,000	1,000,000
Others	2,588,595	2,032,562

	$7,200,453	$6,723,369

Current
Spare parts	$2,059,905	$1,775,739
Others	47,365	242,655

	$2,107,270	$2,018,394

Noncurrent
Refundable deposits	$1,551,953	$1,915,068
Other financial assets	1,000,000	1,000,000
Others	2,541,230	1,789,907

	$5,093,183	$4,704,975

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2017	2016
Hedging derivative financial liabilities
Cash flow hedge—forward exchange contracts	$850	$586

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2017 and 2016, losses arising from changes in fair value of the hedged items recognized in other comprehensive income were $263 thousand and $1,085 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2017 and 2016, the Company expected part of the equipment purchase transactions will not occur and reclassified the related gain of $1,748 thousand and $696 thousand from equity to profit or loss which arising from the forward exchange contracts of the aforementioned transactions for the years ended December 31, 2017 and 2016, respectively.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2017
Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR3,963/NT$141,605

December 31, 2016
Forward exchange contracts—buy	EUR/NT$	2017.03	EUR2,967/NT$101,743

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year ended December 31
	2017	2016
Construction in progress and equipment to be accepted	$(2,411)	$(15,139)

21.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2017	2016
Trade notes and accounts payable	$15,645,102	$14,721,192

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

22.	OTHER PAYABLES

	December 31
	2017	2016
Accrued salary and compensation	$8,373,882	$8,539,036
Payables to contractors	2,057,651	2,395,881
Accrued compensation to employees and remuneration to directors	1,636,762	1,744,251
Payables to equipment suppliers	1,537,536	1,098,280
Accrued franchise fees	1,244,800	1,325,535
Accrued maintenance costs	1,080,410	1,061,875
Amounts collected for others	1,073,115	1,316,337
Others	5,020,577	5,945,146

	$22,024,733	$23,426,341

23.	PROVISIONS

	December 31
	2017	2016
Warranties	$58,350	$47,493
Employee benefits	43,429	38,014
Trade-in right	87,572	31,378
Others	4,467	4,447

	$193,818	$121,332

Current	$115,305	$55,390
Noncurrent	78,513	65,942

	$193,818	$121,332

	Warranties	Employee Benefits	Trade-in right	Others	Total
Balance on January 1, 2016	$43,940	$30,108	$—	$4,682	$78,730
Additional provisions recognized	27,898	9,344	31,378	75	68,695
Used /forfeited during the year	(24,345)	(1,438)	—	(310)	(26,093)

Balance on December 31, 2016	$47,493	$38,014	$31,378	$4,447	$121,332

Balance on January 1, 2017	$47,493	$38,014	$31,378	$4,447	$121,332
Additional provisions recognized	32,776	7,187	69,308	50	109,321
Used /forfeited during the year	(21,919)	(1,772)	(13,114)	(30)	(36,835)

Balance on December 31, 2017	$58,350	$43,429	$87,572	$4,467	$193,818

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.	The provision for trade-in right is based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision is recognized as a reduction of revenue in the period in which the goods are sold.

24.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $795,712 thousand as of December 31, 2017.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2017	2016
Present value of funded defined benefit obligation	$37,369,934	$34,283,765
Fair value of plan assets	(34,770,538)	(33,749,106)

Funded status—deficit	$2,599,396	$534,659

Net defined benefit liabilities	$2,599,396	$1,441,732
Net defined benefit assets	—	(907,073)

	$2,599,396	$534,659

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2016	$30,618,983	$23,592,538	$7,026,445

Current service cost	2,864,963	—	2,864,963
Interest expense/interest income	594,458	569,069	25,389

Amounts recognized in profit or loss	3,459,421	569,069	2,890,352

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(350,258)	350,258
Actuarial gains recognized from changes in demographic assumptions	(129,398)	—	(129,398)
Actuarial losses recognized from experience adjustments	98,184	—	98,184
Actuarial losses recognized from changes in financial assumptions	1,697,339	—	1,697,339

Amounts recognized in other comprehensive income	1,666,125	(350,258)	2,016,383

Contributions from employer	—	11,228,035	(11,228,035)
Benefits paid	(1,290,278)	(1,290,278)	—
Benefits paid directly by the Company	(170,486)	—	(170,486)

Balance on December 31, 2016	34,283,765	33,749,106	534,659

Current service cost	2,916,782	—	2,916,782
Interest expense/interest income	501,935	515,921	(13,986)

Amounts recognized in profit or loss	3,418,717	515,921	2,902,796

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(191,286)	191,286
Actuarial losses recognized from experience adjustments	1,819,762	—	1,819,762

Amounts recognized in other comprehensive income	1,819,762	(191,286)	2,011,048

(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Contributions from employer	$—	$2,627,873	$(2,627,873)
Benefits paid	(1,931,076)	(1,931,076)	—
Benefits paid directly by the Company	(221,234)	—	(221,234)

Balance on December 31, 2017	$37,369,934	$34,770,538	$2,599,396

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2017	2016
Operating costs	$1,733,699	$1,732,347
Marketing expenses	845,311	835,840
General and administrative expenses	155,384	154,369
Research and development expenses	96,953	97,336

	$2,831,347	$2,819,892

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2017	2016
Discount rates	1.50%	1.50%
Expected rates of salary increase	1.20%	1.20%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2017	2016
Discount rates
0.5% increase	$(1,214,303)	$(1,201,977)

0.5% decrease	$1,290,356	$1,279,458

Expected rates of salary increase
0.5% increase	$1,378,983	$1,360,870

0.5% decrease	$(1,308,417)	$(1,288,898)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2017	2016
The expected contributions to the plan for the next year	$4,385,344	$2,716,198

The average duration of the defined benefit obligation	6.8 years	7 years

As of December 31, 2017, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2018	$2,037,517
2019	4,710,515
2020	8,048,275
2021	11,193,993
2022 and thereafter	48,229,332

$74,219,632

26.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2017	2016
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2017, the outstanding ADSs were 260,561 thousand common stocks, which equaled 26,056 thousand units and represented 3.36% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2017 and 2016 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2016	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(1,081)	—	—	—	—	(1,081)
Partial disposal of interests in subsidiaries	—	—	—	58,206	—	—	58,206

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	$—	$—	$389,740	$—	$—	$—	$389,740
Share-based payment transactions of subsidiaries	—	—	6	—	—	—	6

Balance on December 31, 2016	147,329,386	76,972	390,030	84,850	13,170	20,648,078	168,542,486
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	13,965	321	—	—	—	14,286
Partial disposal of interests in subsidiaries	—	—	—	76,393	—	—	76,393
Unclaimed dividend	—	—	—	—	3,023	—	3,023
Treasury stock transfer of subsidiaries	—	—	26,900	—	—	—	26,900
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	801,727	—	—	—	801,727
Other change in additional paid-in capital in subsidiaries	—	—	84	—	—	—	84
Share-based payment transactions of subsidiaries	—	—	1,984	—	—	—	1,984

Balance on December 31, 2017	$147,329,386	$90,937	$1,221,046	$161,243	$16,193	$20,648,078	$169,466,883

(Concluded)

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to stockholders and do not include employees. To comply with the above amendments to the Company Act of the ROC, amendments to the policy on dividend distribution and the addition of the policy on distribution of employees’ and directors’ compensation in the Company’s Articles of Incorporation were approved by the stockholders in their meeting on June 24, 2016.

In accordance with the the Company’s amended Articles of Incorporation, the Company’s must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

For the information on compensation to the employees and remuneration to the directors accured based on the the Company’s amended Articles of Incorporation, please refer to Note 28.a.7)—Employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident stockholders, all stockholders receiving the dividends are entitled to a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2016 earnings of the Company approved by the stockholders’ meeting on June 23, 2017 and the appropriations of the 2015 earnings of the Company approved by the stockholders’ meeting on June 24, 2016 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2015	For Fiscal Year 2016	For Fiscal Year 2015
Special reserve	$5,404	$—
Cash dividends	38,336,525	42,551,146	$4.9419	$5.4852

The appropriations of earnings for 2017 had been proposed by the Company’s Board of Directors on March 13, 2018. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Reversal of special reserve	$5,404
Cash dividends	37,204,714	$4.796

The appropriations of earnings for 2017 are subject to the resolution of the stockholders’ meeting planned to be held on June 15, 2018. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2017	2016
Beginning balance	$(50,885)	$90,964
Unrealized gain (loss) on available-for-sale financial assets	619,512	(711,996)
Amount reclassified from equity to profit or loss on impairment loss of available-for-sale financial assets	—	577,333
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	—	216
Share of unrealized loss on available-for-sale financial assets of subsidiaries, associates and joint ventures accounted for using equity method	(10,518)	(7,402)

Ending balance	$558,109	$(50,885)

27.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information was as discussed in Note 39.

28.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2017	2016
Loss on disposal of property, plant and equipment	$(101,798)	$(23,015)
Impairment loss on property, plant and equipment	—	(595,408)
Reversal of impairment loss on investment properties	10,979	147,527

	$(90,819)	$(470,896)

2)	Other income

	Year Ended December 31
	2017	2016
Dividend income	$322,158	$378,818
Income from Piping Fund	362	201,648
Others	339,530	308,288

	$662,050	$888,754

3)	Other gains and losses

	Year Ended December 31
	2017	2016
Net foreign currency exchange gain (loss)	$(45,133)	$173,575
Loss on disposal of financial instruments	—	(136)
Loss on disposal of investments accounted for using equity method	(223)	(409)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	1,262	(1,370)
Impairment loss on available-for-sale financial assets	—	(577,333)
Others	(29,830)	(31,835)

	$(73,924)	$(437,508)

4)	Impairment loss (reversal of impairment loss) on financial instruments

	Year Ended December 31
	2017	2016
Trade notes and accounts receivable	$572,409	$942,070

Other receivables	$65,390	$(1,729)

Available—for-sale financial assets	$—	$577,333

5)	Impairment loss (reversal of impairment loss) on non-financial assets

	Year Ended December 31
	2017	2016
Inventories	$45,285	$172,328

Property, plant and equipment	$—	$595,408

Investment properties	$(10,979)	$(147,527)

6)	Depreciation and amortization expenses

	Year Ended December 31
	2017	2016
Property, plant and equipment	$27,566,593	$28,553,199
Investment properties	20,831	19,119
Intangible assets	3,693,706	3,299,380

Total depreciation and amortization expenses	$31,281,130	$31,871,698

Depreciation expenses summarized by functions
Operating costs	$26,009,009	$26,853,606
Operating expenses	1,578,415	1,718,712

	$27,587,424	$28,572,318

(Continued)

	Year Ended December 31
	2017	2016
Amortization expenses summarized by functions
Operating costs	$3,459,018	$3,027,338
Marketing expenses	137,149	154,315
General and administrative expenses	73,515	87,718
Research and development expenses	24,024	30,009

	$3,693,706	$3,299,380

(Concluded)

7)	Employee benefit expenses

	Year Ended December 31
	2017	2016
Post-employment benefit
Defined contribution plans	$243,614	$227,505
Defined benefit plans	2,831,347	2,819,892

	3,074,961	3,047,397

Other employee benefit
Salaries	20,172,735	20,631,523
Insurance	2,064,757	2,046,687
Others	13,553,192	14,216,308

	35,790,684	36,894,518

Total employee benefit expenses	$38,865,645	$39,941,915

Summary by functions
Operating costs	$22,628,602	$23,456,247
Operating expenses	16,237,043	16,485,668

	$38,865,645	$39,941,915

As of December 31, 2017 and 2016, the Company had 22,469 and 22,663 employees, respectively.

According to the Company Act as amended in May 2015 and the amendments to the Company’s Articles of Incorporation approved by the Company’s stockholders in their meeting on June 24, 2016, the Company shall distribute employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2017, the payables of the employees’ compensation and of the remuneration to directors were $1,596,012 thousand and $40,750 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on March 13, 2018 and will be reported to the stockholders in their meeting planned to be held on June 15, 2018.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2016 and 2015 approved by the Board of Directors on March 7, 2017 and March 11, 2016, respectively, were as follows.

	2016	2015
	Cash	Cash
Compensation distributed to the employees	$1,702,164	$1,927,518
Remuneration paid to the directors	42,087	44,852

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2017 and 2016 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Year Ended December 31
	2017	2016
Cash flow hedges
Gain arising during the year	$3,896	$14,750
Reclassification adjustments included in profit or loss	(1,748)	(696)
Adjusted against the carrying amount of hedged items	(2,411)	(15,139)

	$(263)	$(1,085)

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2017	2016
Current tax
Current tax expenses recognized for the year	$7,522,334	$6,307,642
Income tax adjustments on prior years	—	(27,514)
Income tax on unappropriated earnings	29	—
Others	11,895	14,465

	7,534,258	6,294,593
Deferred tax
Deferred tax expenses recognized for the year	(103,687)	1,408,756

Income tax recognized in profit or loss	$7,430,571	$7,703,349

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2017	2016
Income before income tax	$46,304,476	$47,770,359

Income tax expense calculated at the statutory rate (17%)	$7,871,761	$8,120,961
Nondeductible revenues and expenses in determining taxable income	25,064	(12,281)
Tax-exempt income	(278,423)	(167,891)
Investment credits	(199,755)	(224,391)
Income tax on unappropriated earnings	29	—
Adjustments of tax expense on prior years	—	(27,514)
Others	11,895	14,465

Income tax expense recognized in profit or loss	$7,430,571	$7,703,349

The applicable tax rate used above is the corporate tax rate of 17% payable by the Company subject to the Income Tax Act of the Republic of China.

In February 2018, it was announced by the President that the Income Tax Act in the ROC was amended and starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to 2018 unappropriated earnings will be reduced from 10% to 5%. Deferred tax assets and deferred tax liabilities recognized as at December 31, 2017 are expected to increase by $402,198 thousand and $228,241 thousand, respectively, as a result of the aforementioned tax rate changes in 2018.

b.	Income tax benefit recognized in other comprehensive income

	Year Ended December 31
	2017	2016
Deferred tax
Remeasurement on defined benefit plan	$(341,878)	$(342,785)

c.	Current tax liabilities

	December 31
	2017	2016
Current tax liabilities
Income tax payable	$4,438,738	$2,180,615

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2017

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,358,629	$5,944	$341,878	$1,706,451
Allowance for doubtful receivables over quota	228,138	59,141	—	287,279
Deferred revenue	117,193	(11,452)	—	105,741
Impairment loss on property, plant and equipment	122,632	(10,413)	—	112,219
Accrued award credits liabilities	19,926	(4,538)	—	15,388
Valuation loss on inventory	8,153	5,240	—	13,393
Estimated warranty liabilities	8,074	1,845	—	9,919
Unrealized foreign exchange loss, net	—	13,024	—	13,024
Trade-in right	—	14,887	—	14,887
Others	117	706	—	823

	$1,862,862	$74,384	$341,878	$2,279,124

Deferred income tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	9,239	(9,239)	—	—
Defined benefit obligation	1,267,738	(3,184)	—	1,264,554
Deferred revenue for award credits	45,690	(16,880)	—	28,810

Others
	$1,417,653	$(29,303)	$—	$1,388,350

For the year ended December 31, 2016

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,194,496	$(178,652)	$342,785	$1,358,629
Allowance for doubtful receivables over quota	166,280	61,858	—	228,138
Deferred revenue	136,403	(19,210)	—	117,193
Impairment loss on property, plant and equipment	44,164	78,468	—	122,632
Accrued award credits liabilities	21,970	(2,044)	—	19,926
Valuation loss on inventory	20,662	(12,509)	—	8,153
Estimated warranty liabilities	7,470	604	—	8,074
Unrealized foreign exchange loss, net	16,666	(16,666)	—	—
Others	—	117	—	117

	$1,608,111	$(88,034)	$342,785	$1,862,862

Deferred income tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	—	9,239	—	9,239
Defined benefit obligation	—	1,267,738	—	1,267,738
Deferred revenue for award credits	1,942	43,748	—	45,690
Others	3	(3)	—	—

	$96,931	$1,320,722	$—	$1,417,653

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of December 31, 2017 and 2016, the Company’s unappropriated earnings are generated after the adoption of Integrated Income Tax System.

Imputation credit account

December 31, 2016
Balance of Imputation Credit Account (“ICA”)	$7,690,580

The creditable ratio for distribution of earnings of 2016 was 20.48%. Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Act of the ROC in June 2014. However, starting from January 1, 2018, the imputation tax system was abolished and imputation credit account is no longer applicable based on amended ROC Income Tax Act announced in February 2018.

g.	Income tax examinations

Income tax returns of Company have been examined by the tax authorities through 2014 (except 2013).

30.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2017	2016
Net income used to compute the basic earnings per share	$38,873,905	$40,067,010
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(459)	(524)

Net income used to compute the diluted earnings per share	$38,873,446	$40,066,486

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2017	2016
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	10,486	11,922

Weighted average number of common stocks used to compute the diluted earnings per share	7,767,933	7,769,369

Because the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

31.	NON-CASH TRANSACTIONS

For the years ended December 31, 2017 and 2016, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2017	2016
Increase in property, plant and equipment	$25,273,333	$23,134,440
Changes in other payables	436,055	(587,500)

	$25,709,388	$22,546,940

32.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 35 to the financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2017	2016
Within one year	$2,969,769	$2,560,241
Longer than one year but within five years	5,208,180	4,665,468
Longer than five years	752,335	970,325

	$8,930,284	$8,196,034

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2017	2016
Within one year	$382,715	$416,507
Longer than one year but within five years	683,609	622,156
Longer than five years	242,799	320,982

	$1,309,123	$1,359,645

33.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

34.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2016

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,989,892	$—	$1,995,869	$—
Bank debentures	150,000	—	150,488	—

	$2,139,892	$—	$2,146,357	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2017

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivatives	$—	$94	$—	$94

Hedging derivative financial liabilities	$—	$850	$—	$850

Available-for-sale financial assets
Listed securities
Equity investments	$3,071,198	$—	$—	$3,071,198

December 31, 2016

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivatives	$—	$1,356	$—	$1,356

Hedging derivative financial liabilities	$—	$586	$—	$586

Available-for-sale financial assets
Listed securities
Equity investments	$2,451,686	$—	$—	$2,451,686

There were no transfers between Levels 1 and 2 for the years ended December 31, 2017 and 2016.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

Categories of Financial Instruments

	December 31
	2017	2016

Financial assets
Held-to-maturity financial assets	$—	$2,139,892
Loans and receivables (Note a)	55,601,658	60,261,517
Available-for-sale financial assets (Note b)	5,482,936	4,575,466

Financial liabilities
Measured at FVTPL
Held for trading	94	1,356
Hedging derivative financial liabilities	850	586
Measured at amortized cost (Note c)	36,464,843	37,115,715

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included trade notes and accounts payable, payables to related parties, partial other payables and customers’ deposits which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable and accounts payables. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2017	2016
Assets
USD	$4,827,655	$4,728,949
EUR	27,364	10,973
SGD	—	101,992
JPY	15,650	18
Liabilities
USD	4,737,033	4,111,714
EUR	1,322,803	965,012
SGD	96,482	1,114
JPY	11,510	5,873

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2017	2016
Liabilities
EUR	$944	$1,942

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2017	2016
Profit or loss
Monetary assets and liabilities (a)
USD	$4,531	$30,862
EUR	(64,772)	(47,702)
SGD	(4,824)	5,044
JPY	207	(293)
Derivatives (b)
EUR	3,454	8,233
Equity
Derivatives (c)
EUR	7,048	5,030

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets at the balance sheet dates were as follows:

	December 31
	2017	2016
Fair value interest rate risk
Financial assets	$19,895,493	$23,923,996
Cash flow interest rate risk
Financial assets	1,346,739	2,873,245

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $3,367 thousand and $7,183 thousand for the years ended December 31, 2017 and 2016, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from listed equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $153,560 thousand and $122,584 thousand as a result of the changes in fair value of available-for-sale financial assets for the years ended December 31, 2017 and 2016, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
December 31, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$39,011,338	$—	$2,881,562	$4,582,587	$—	$46,475,487

December 31, 2016
Non-derivative financial liabilities
Non-interest bearing	—	$41,133,677	$—	$1,744,251	$4,521,074	$—	$47,399,002

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2017
Gross settled
Forward exchange contracts
Inflow	$—	$173,068	$36,654	$—	$209,722
Outflow	—	174,021	36,645	—	210,666

	$—	$(953)	$9	$—	$(944)

December 31, 2016
Gross settled
Forward exchange contracts
Inflow	$—	$266,741	$—	$—	$266,741
Outflow	—	268,683	—	—	268,683

	$—	$(1,942)	$—	$—	$(1,942)

2)	Financing facilities

	December 31
	2017	2016
Unsecured bank loan facility
Amount used	$—	$—
Amount unused	40,297,600	40,322,500

	$40,297,600	$40,322,500

35.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers, has significant equity interest in the Company. The Company provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd.	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary

(Continued)

Company	Relationship
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	Subsidiary
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	Subsidiary
CHT Security Co., Ltd.(“CHTSC”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO
SENYOUNG Insurance Agent Co., Ltd.	Subsidiary of SENAO
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd.	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Ceylon Innovation Co., Ltd.	Subsidiary of SHE
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary of Concord
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Senao International HK Limited (“SIHK”)	Subsidiary of SIS
CHI One Investment Co., Limited. (“COI”)	Subsidiary of CIHC
Senao Trading (Fujian) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC
Jiangsu Zhenhua Information Technology Company, LLC.	Subsidiary of CHC
Hua-Xiong Information Technology Co., Ltd.	Subsidiary of CHC
Shanghai Taihua Electronic Technology Limited	Subsidiary of CHPT (International)
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate

(Continued)

Company	Relationship
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
International Integrated System, Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
Click Force Co., Ltd.	Associate of CHYP
Xiamen Sertec Business Technology Co., Ltd.	Associate of COI
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds

(Concluded)

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2017	2016
Subsidiaries	$2,623,703	$1,738,017
Associates	276,461	283,523
Joint ventures	39	6,643
Others	4,375	3,556

	$2,904,578	$2,031,739

	Operating Costs and Expenses
	Year Ended December 31
	2017	2016
Subsidiaries	$18,018,012	$18,098,585
Associates	1,119,991	1,143,233
Joint ventures	2,247	17,242
Others	51,700	48,000

	$19,191,950	$19,307,060

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2017	2016
Subsidiaries	$8,378	$38,460
Associates	62	2,580
Others	2	3

	$8,442	$41,043

3)	Receivables

	December 31
	2017	2016
Subsidiaries	$978,718	$749,387
Associates	27,724	6,676
Joint ventures	—	50

	$1,006,442	$756,113

4)	Payables

	December 31
	2017	2016
Subsidiaries	$3,562,820	$3,990,630
Associates	660,245	738,811
Joint ventures	—	954

	$4,223,065	$4,730,395

5)	Customers’ deposits

	December 31
	2017	2016
Subsidiaries	$9,536	$9,149
Associates	5,700	10,355
Joint ventures	—	640

	$15,236	$20,144

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2017	2016
Subsidiaries	$428,004	$509,343
Associates	367,294	313,002
Joint ventures	—	6,869

	$795,298	$829,214

7)	Prepayments

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2017 was $391,691 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $187,293 thousand. The total rental expense for the year ended December 31, 2016 was $393,701 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $189,303 thousand. The prepaid rents (classified as prepayments) as of December 31, 2017 and 2016 were as follows:

	December 31
	2017	2016
Prepaid rents—current	$204,398	$204,398
Prepaid rents—noncurrent	1,550,021	1,754,419

	$1,754,419	$1,958,817

The Company sold the land with a carrying value of $936,016 thousand to LED at the consideration of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit—profit on intercompany transactions. There is no gain arising from disposal of land recognized in 2017 and 2016. The unrealized gain on disposal of land amounted to $83,859 thousand (classified as other noncurrent liabilities) as of December 31, 2017.

c.	Compensation of key management personnel

	Year Ended December 31
	2017	2016
Short-term employee benefits	$64,569	$68,492
Post-employment benefits	5,532	5,162

	$70,101	$73,654

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	As of December 31, 2017, acquisitions of land and buildings of $33,006 thousand.

b.	As of December 31, 2017, acquisitions of telecommunications equipment of $15,867,305 thousand.

c.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

37.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies is as follows:

	December 31, 2017
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$3,548	29.76	$105,575
EUR	730	35.57	25,955
SGD	—	22.26	—
JPY	24,195	0.264	6,387
Accounts receivable
USD	158,672	29.76	4,722,080
EUR	40	35.57	1,409
JPY	35,088	0.264	9,263
Non-monetary items
Investments accounted for using equity method
USD	39,026	29.76	1,161,422
HKD	401,191	3.807	1,527,333
JPY	184,583	0.264	48,730
VND	305,041,176	0.00119	362,999
RMB	46,495	4.565	212,251
Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	159,175	29.76	4,737,033
EUR	37,189	35.57	1,322,803
SGD	4,334	22.26	96,482
JPY	43,599	0.264	11,510

	December 31, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$5,221	32.25	$168,368
EUR	323	33.90	10,973
SGD	4,576	22.29	101,992
JPY	63	0.276	18
Accounts receivable
USD	141,413	32.25	4,560,581
Non-monetary items
Investments accounted for using equity method
USD	28,317	32.25	913,214
HKD	390,307	4.158	1,622,895
JPY	154,486	0.276	42,638
VND	316,704,651	0.00129	408,549
RMB	48,365	4.617	223,301
Liabilities denominated in foreign currencies
Monetary items
Accounts payable
USD	127,495	32.25	4,111,714
EUR	28,466	33.90	965,012
SGD	50	22.29	1,114
JPY	21,278	0.276	5,873

The unrealized foreign exchange gains and losses were loss of $76,791 thousand and gain of $54,653 thousand for the years ended December 31, 2017 and 2016, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 34.

k.	Investment in Mainland China: Please see Table 7.

39.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material difference between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2017
Revenues
From external customers	$71,596,500	$85,633,294	$27,303,824	$12,215,615	$236,541	$196,985,774
Intersegment revenues	22,052,441	1,807,132	4,060,618	1,913,157	8,141	29,841,489

Segment revenues	$93,648,941	$87,440,426	$31,364,442	$14,128,772	$244,682	226,827,263

Intersegment elimination						(29,841,489)

Revenues						$196,985,774

Segments operating costs and expenses	$66,938,259	$57,472,306	$12,940,636	$11,852,687	$3,545,330	$152,749,218

Segment income (loss) before income tax	$24,898,201	$11,632,004	$10,651,722	$879,433	$(1,756,884)	$46,304,476

Year ended December 31, 2016
Revenues
From external customers	$73,202,723	$88,347,691	$26,626,052	$13,152,718	$307,621	$201,636,805
Intersegment revenues	22,248,791	2,287,399	4,593,069	2,034,970	9,446	31,173,675

Segment revenues	$95,451,514	$90,635,090	$31,219,121	$15,187,688	$317,067	232,810,480

Intersegment elimination						(31,173,675)

Revenues						$201,636,805

Segments operating costs and expenses	$68,020,311	$58,192,019	$13,011,294	$12,621,936	$3,537,803	$155,383,363

Segment income (loss) before income tax	$25,657,655	$12,951,596	$10,344,226	$982,943	$(2,166,061)	$47,770,359

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2017
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,417,413	$1,417,413

Interest revenue	$21,282	$221	$1,447	$809	$129,446	$153,205

Interest expenses	$—	$4	$—	$—	$1	$5

Depreciation and amortization	$15,614,051	$10,870,275	$3,247,442	$1,332,325	$217,037	$31,281,130

Capital expenditure	$11,647,266	$9,646,459	$2,650,181	$1,461,668	$303,814	$25,709,388

Impairment loss on property, plant and equipment	$—	$—	$—	$—	$—	$—

Reversal of impairment loss on investment properties	$10,979	$—	$—	$—	$—	$10,979

Year ended December 31, 2016
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,381,354	$1,381,354

Interest revenue	$15,196	$465	$1,982	$1,310	$136,260	$155,213

Interest expenses	$—	$—	$—	$—	$—	$—

Depreciation and amortization	$16,413,696	$10,458,720	$3,473,282	$1,313,145	$212,855	$31,871,698

Capital expenditure	$9,846,100	$8,891,929	$2,667,397	$947,405	$194,109	$22,546,940

Impairment loss on property, plant and equipment	$—	$595,408	$—	$—	$—	$595,408

Reversal of impairment loss on investment properties	$147,527	$—	$—	$—	$—	$147,527

Main Products and Service Revenues

	Year Ended December 31
	2017	2016
Mobile services revenue	$75,813,668	$78,762,345
Local telephone and domestic long distance telephone services revenue	32,275,544	34,561,901
Broadband access and domestic leased line services revenue	23,059,794	23,385,530
Data Communications internet services revenue	19,849,463	19,732,892
International network and leased telephone services revenue	8,902,641	10,314,023
Sale of products	11,004,050	10,500,252
Others	26,080,614	24,379,862

	$196,985,774	$201,636,805

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2017	2016
Taiwan, ROC	$190,022,997	$193,665,957
Overseas	6,962,777	7,970,848

	$196,985,774	$201,636,805

The Company does not have material noncurrent assets in foreign operations.

Major Customers

The Company did not have any single customer whose revenue exceeded 10% of the total revenue.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd.	b	$590,014	$200,000	$200,000	$—	$—	3.39	$2,950,071	Yes	No	No	Notes 3 and 4
		ISPOT Co., Ltd.	c	590,014	150,000	150,000	150,000	—	2.54	2,950,071	Yes	No	No	Notes 3 and 4
		Aval Technologies Co., Ltd.	b	590,014	300,000	300,000	300,000	—	5.08	2,950,071	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	242,521	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	5,252	40,853	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	26,834	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets carried at cost	300,000	300,000	13	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets-noncurrent	263,622	3,071,198	5	3,071,198	Note 2
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	73,964	11	—	—
	iSing99 Inc.	—	Financial assets carried at cost	10,000	100,000	7	—	—
	PChome Store Inc.	—	Available-for-sale financial assets-noncurrent	279	13,830	1	13,830	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets-noncurrent	1,318	40,058	3	40,058	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	24,633	5	—	—

Note 1:	Securities measured at fair values are showed at carrying amounts with adjustments for fair value and deducted accumulated impairment loss. Securities not measured at fair values are showed at their original carrying amounts on amortized cost deducted the accumulated impairment loss.

Note 2:	Fair value was based on the closing price on December 29, 2017.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	$500,000 (Note 2)	—	$—	—	$—	$500,000 (Note 2)	$—	—	$—
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	350,000 (Note 2)	—	—	—	—	350,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—
Stocks
	Taiwania Capital Buffalo Fund Co., Ltd.	Financial assets carried at cost	—	—	—	—	300,000	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)

Note 1:	Showing at their original investing amounts without adjustments for fair values.

Note 2:	Showing at their nominal amounts.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,687,161	1	30 days	$—	—	$150,035	1
			Purchase	10,480,438	9	30-90 days	—	—	(1,195,243)	(8)
	CHIEF Telecom Inc.	Subsidiary	Sales	331,435	—	30 days	—	—	32,617	—
			Purchase	304,193	—	60 days	—	—	(41,563)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,041,652	1	30 days	—	—	(553,172)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	5,023,414	4	30-60 days	—	—	(1,015,343)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	175,901	—	30 days	—	—	87,005	—
			Purchase	439,977	—	90 days	—	—	(118,390)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	365,739	—	90 days	—	—	(42,927)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	162,667	—	30 days	—	—	101,570	—
			Purchase	261,083	—	90 days	—	—	(87,294)	(1)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	391,691	—	30 days	—	—	(94,524)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	545,224	—	30-90 days	—	—	(338,337)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	188,934	—	60 days	—	—	13,505	—
	International Integrated System, Inc.	Associate	Purchase	141,482	—	30 days	—	—	(66,395)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	10,491,376	29	30-90 days	—	—	1,210,974	54
			Purchase	1,420,740	5	30 days	—	—	(133,101)	(5)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	114,719	—	30 days	—	—	—	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	304,193	15	60 days	—	—	41,563	23
			Purchase	330,894	25	30 days	—	—	(31,890)	(28)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,618,818	78	30 days	—	—	553,172	71
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,024,207	98	30-60 days	—	—	1,015,343	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	439,977	40	90 days	—	—	118,390	68
			Purchase	175,901	17	30 days	—	—	(87,005)	(96)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	365,739	58	90 days	—	—	42,927	57
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	261,083	22	90 days	—	—	87,294	35
			Purchase	162,667	15	30 days	—	—	(101,570)	(48)

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$630,284	12.19	$—	—	$559,187	$—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	101,570	1.81	—	—	101,570	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,541,571	7.22	—	—	771,680	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	552,232	5.16	—	—	385,729	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,015,252	6.46	—	—	595,176	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	118,390	6.20	—	—	96,670	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2017			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	29	$1,678,240	$821,671	$230,883	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,855,359	10,651	10,675	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,527,333	42,503	42,503	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	848,442	139,924	139,924	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	715,610	11,158	17,595	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	468,326	482,165	40,170	67	858,313	384,587	266,170	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,316,100	283,409	252,495	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	212,251	(8,426)	(8,426)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	459,096	227,990	226,096	Subsidiary
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	194,808	24,589	24,589	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	106,676	(17,111)	(17,111)	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	218,982	49,720	51,975	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	—	24,000	80	240,007	7	7	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2017			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	100,000	—	1,000	100	93,998	(9,413)	(9,413)	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	93,907	3,302	1,891	Subsidiary
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	98,007	35,110	32,971	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	73,049	15,781	7,518	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	48,730	8,067	8,067	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(10,197)	3,218	(3,414)	Subsidiary
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	296,333	24,561	6,891	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$256,323	$177,697	$53,310	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	136,885	166,752	116,691	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	139,741	3,743	1,999	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	104,171	(23,464)	(7,039)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,926	26	128,269	24,111	6,498	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	49,631	(25,628)	(6,819)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	17,218	(55,766)	(8,954)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	14,488	(134,582)	(19,380)	Associate
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	—	50,000	—	—	—	(1,558)	(779)	Joint venture (Note 3)
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	862,116	471,335	159,339	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	506,275	(41,392)	(39,607)	Subsidiary
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	7,788	(55,766)	(3,850)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	239,869	(15,817)	(33,883)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2017			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2017	December 31, 2016	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	65,831	5,311	5,311	Subsidiary
	SENYOUNG Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	10,000	—	1,000	100	9,516	(484)	(484)	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,003	(149)	(149)	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	51,082	12,793	12,793	Subsidiary
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	18,236	2,318	2,318	Subsidiary (Note 4)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	472,505	281,763	107,070	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	199,736	12,558	38	2,207,100	736,370	297,247	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,422	20,000	2,117	4	41,862	384,587	13,768	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,221	821,671	3,318	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	22,529	4,425	4,425	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,124	281	281	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	54,450	1,700	100	47,137	(6,521)	(6,521)	Subsidiary
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	211,701	(8,969)	(8,969)	Subsidiary
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa)	Senao International HK Limited	Hong Kong	International investment	$2,393,646	$2,393,646	80,440	100	$468,862	$(40,944)	$(40,944)	Subsidiary
Holding Ltd.	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunications products sales	21,177	21,177	5,240	45	22,731	(1,101)	(495)	Associate
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	19,214	(4,901)	(5,371)	Subsidiary
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	6,920	—	100	15,744	(1,272)	(1,475)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	38,175	6,864	988	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	Chunghwa Benefit One Co., Ltd.’s liquidation was completed in December 2017 and Chunghwa received the proceeds from liquidation.

Note 4:	Concord Technology Co., Ltd. was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

Note 5:	Investment in mainland China is included in Table 7.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2017	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2017	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2017	Accumulated Inward Remittance of Earnings as of December 31, 2017	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	$47,321	2	$47,321	$—	$18,891	$—	$—	—	$—	$—	$—	Note 7
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	1,073,170	2	1,073,170	—	—	1,073,170	1,976	100	1,976	192,707	—	—
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(40,607)	100	(40,607)	116,606	—	—
Senao International Trading (Shanghai) Co., Ltd. (Note 10)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(5,026)	100	(5,026)	67,277	—	Note 8
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	2,852	100	2,852	89,389	—	—
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(7,995)	100	(7,995)	53,707	—	—
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(374)	75	(281)	113,600	—	Note 9
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(6,538)	100	(6,538)	44,121	—	—
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	3,309	49	1,621	6,041	—	—

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2017	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,380,284	$2,380,284	$3,553,694
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	224,147,748
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	224,147,748
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,457,598
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	715,315

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Glory Network System Service (Shanghai) Co., Ltd. completed its liquidation in August 2017 and Concord Technology Co., Ltd. received the proceeds from liquidation.

Note 8:	Senao International Trading (Shanghai) Co., Ltd. was approved to end and dissolve its business in March 2017. The liquidation of Senao International Trading (Shanghai) Co., Ltd. is still in process.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.

Note 10:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)